(As filed June 1, 2000)

                                                                File No. 70-9605


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 Amendment No. 2
                                       on
                                   FORM U-1/A

                             APPLICATION/DECLARATION

                                      under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               EASTERN ENTERPRISES
                                9 Riverside Road
                           Weston, Massachusetts 02493

                                ENERGYNORTH, INC.
                                 1260 Elm Street
                                   P.O Box 329
                         Manchester, New Hampshire 03105
                  --------------------------------------------
                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                                      NONE.

                  --------------------------------------------

 (Name of top registered holding company parent of each applicant or declarant)

L. William Law, Jr., Esq.                    Michelle L. Chicoine
Senior Vice President and General Counsel    Executive Vice President
Eastern Enterprises                          EnergyNorth, Inc.
9 Riverside Road                             1260 Elm Street
Weston, Massachusetts  02493                 Manchester, New Hampshire 03101
                  --------------------------------------------
                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and other communications to:

Andrew F. MacDonald, Esq.                    Richard A. Samuels, Esq.
Thelen Reid & Priest LLP                     McLane, Graf, Raulerson & Middleton
701 Pennsylvania Ave., N.W.                    P.A.
Washington, D.C.  20004                      900 Elm Street
                                             P.O. Box 326
                                             Manchester, New Hampshire  03105

                                TABLE OF CONTENTS

Item 1.   Description of Proposed Transaction..................................1
          -----------------------------------
          1.1  Introduction....................................................1
               ------------
          1.2  Proposed Acquisition of EnergyNorth.............................2
               -----------------------------------
          1.3  Other Related Transaction.......................................2
               --------------------------
          1.4  Description of Eastern and EnergyNorth and Their
               ------------------------------------------------
               Respective Subsidiaries.........................................4
               -----------------------
               a.  Eastern Enterprises.........................................4
               b.  EnergyNorth.................................................7
          1.5. Principal Terms of the Amended Merger Agreement.................9
               -----------------------------------------------

Item 2.   Fees, Commissions and Expenses......................................12
          ------------------------------

Item 3.   Applicable Statutory Provisions.....................................12
          -------------------------------
          3.1. Compliance with Section 10.....................................12
               --------------------------
               a. The Acquisition is Lawful Under Section 8 of the Act and Is Not Detrimental to the Carrying Out of the Provisions of
                    Section 11................................................13
               b. The Acquisition Will Serve the Public Interest by Tending Toward the Economical and Efficient Development of an
                    Integrated Public-Utility System..........................13
                c.  The Merger's Compliance with Relevant New Hampshire Law...15
                d. The Acquisition Will Not Tend Toward Any Interlocking Relations or Undue Concentration of Control of
                    Public-Utility Companies..................................16
                e. The Consideration To Be Paid Is Reasonable and Bears a Fair Relation to the Value of the Utility Assets Underlying the
                    Securities To Be Acquired.................................17
                f. The Acquisition Will Not Unduly Complicate the Capital Structure of Eastern's Holding CompanySystem and Will Not
                    Be Detrimental to the Public Interest, the Interest of Investors or Consumers, or the Proper Functioning of the
                    Holding-Company System....................................18
         3.2    Exemption under Section 3(a)(1)...............................20
                -------------------------------
                a.  Eastern Will Not Derive a Material Part of Its income
                    from ENGI.................................................21
                b. After the Acquisition of EnergyNorth, Eastern and its Utility Subsidiaries Will Remain "Predominantly Intrastate
                    In Character and Carry On Their Business Substantially....23

Item 4.   Regulatory Approval.................................................24
          -------------------

Item 5.   Procedure...........................................................24
          ---------

Item 6.   Exhibits and Financial Statements...................................26
          ---------------------------------
               a.  Exhibits...................................................26
               b.  Financial Statements.......................................27

Item 7.   Information as to Environmental Effects.............................31
          ---------------------------------------

          The Application/Declaration filed in this proceeding on January 5, 2000, as amended by Amendment No.1, filed on February 3, 2000, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          -----------------------------------

     1.1  Introduction. Eastern Enterprises ("Eastern"), an exempt holding
          ------------
company pursuant to Section 3(a)(1) the Public Utility Holding Company Act of 1935 (the "Act"),1 herein requests authorization pursuant to Sections 9(a)(2) and 10 of the Act to acquire all the issued and outstanding common stock of EnergyNorth, Inc. ("EnergyNorth"), also an exempt holding company pursuant to
Section 3(a)(1).2 Eastern also requests that the Commission issue an order under
Section 3(a)(1) of the Act confirming that Eastern and its subsidiary companies, as such, as well as EnergyNorth in its capacity as a holding company, will continue to qualify for an exemption under Section 3(a)(1) following the proposed transaction.

     Eastern is a Massachusetts voluntary association. 3 It currently owns all of the issued and outstanding common stock of three gas utility companies:
Boston Gas Company ("Boston Gas"), Essex Gas Company ("Essex Gas"), and Colonial Gas Company ("Colonial Gas"). Each of these companies is organized under the laws of the Commonwealth of Massachusetts and operates as a gas utility company exclusively within Massachusetts. EnergyNorth, a New Hampshire corporation, owns all of the issued and outstanding common stock of one gas utility company:
EnergyNorth Natural Gas, Inc. ("ENGI"). ENGI, a New Hampshire corporation, operates as a gas utility company exclusively within New Hampshire.

     1.2  Proposed Acquisition of EnergyNorth. Eastern and EnergyNorth have
          -----------------------------------
entered into an Agreement and Plan of Reorganization ("Merger Agreement"), dated as of July 14, 1999, as amended by Amendment No. 1 thereto, dated as of November


------------------------
1    See Eastern Enterprises, et al., Holding Co. Act Release No. 27059
(August 12, 1999).

2    EnergyNorth claims an exemption pursuant to Rule 2, 17 C.F.R.ss.250.2.
See File No. 69-273.

3    Reference is hereby made to the declaration of trust establishing Eastern
Enterprises (formerly Eastern Gas and Fuel Associates) dated July 18, 1929, as amended, a copy of which is on file in the office of the Secretary of the Commonwealth of Massachusetts. The name "Eastern Enterprises" refers to the trustees under said declaration as trustees and not personally; and no trustee, shareholder, officer or agent of Eastern Enterprises shall be held to any personal liability in connection with the affairs of said Eastern Enterprises, but the trust estate only is liable.

4, 1999, pursuant to which Eastern has agreed to acquire EnergyNorth through a merger (the "Merger") of EnergyNorth with a newly-organized subsidiary of Eastern ("Merger Sub") formed specifically for that purpose. Following the Merger, Eastern will own all the outstanding common stock of EnergyNorth and ENGI will remain a wholly-owned subsidiary of EnergyNorth. The Merger has been approved by the shareholders of EnergyNorth and by the New Hampshire Public Utilities Commission ("NHPUC"). The Merger is also subject to the expiration or early termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("H-S-R Act") and to the approval of this Commission.

     The Merger Agreement and Amendment No. 1 thereto are incorporated by reference as Exhibits B-1 and B-2, respectively, hereto. A copy of the Registration Statement on Form S-4 filed by Eastern pursuant to the Securities Act of 1933, as amended, is incorporated by reference as Exhibit C-1 hereto. The definitive proxy statement of EnergyNorth (the "Proxy Statement") filed by EnergyNorth on Schedule 14A pursuant to the Securities Exchange Act of 1934, as amended, is incorporated by reference as Exhibit C-2 hereto.

     1.3  Other Related Transaction. On November 4, 1999, subsequent to entering
          -------------------------
into the Merger Agreement with EnergyNorth, Eastern, KeySpan Corporation ("KeySpan"), an exempt holding company pursuant to Section 3(a)(1) of the Act,4 and ACJ Acquisition LLC, a wholly-owned subsidiary of KeySpan, entered into an Agreement and Plan of Merger ("KeySpan Merger Agreement"), pursuant to which KeySpan has agreed to acquire all of the issued and outstanding common stock of Eastern in an all-cash transaction (the "KeySpan Merger").5 Concurrently,


------------------------
4    See BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998).

5    See Current Report on Form 8-K of Eastern Enterprises, dated November 8,
1999, in File No. 1-2297, and Current Report on Form 8-K of KeySpan Corporation, dated November 4, 1999, in File No. 1-14161.

Eastern and EnergyNorth entered into Amendment No. 1 to the Merger Agreement (as so amended, the "Amended Merger Agreement"). As explained in Item 1.5, below, under the Amended Merger Agreement, the consideration to be paid by Eastern for the shares of EnergyNorth's common stock will vary depending upon whether the KeySpan Merger Agreement is terminated for any reason prior to the Effective Time (as defined in the Amended Merger Agreement).

     The indirect acquisition of ENGI by KeySpan as a result of the KeySpan Merger has also been approved by the NHPUC and is subject to approval by this Commission. KeySpan has filed a separate application under the Act for approval of the KeySpan Merger (see File No. 70-9641), and has stated that, following its acquisition of Eastern, it intends to register as a holding company pursuant to
Section 5 of the Act.

     The obligation of Eastern under the Amended Merger Agreement to acquire EnergyNorth is not conditioned upon KeySpan's acquisition of Eastern, although the Amended Merger Agreement contemplates that the Merger will close contemporaneously with the KeySpan Merger. If closing on the KeySpan Merger is delayed beyond March 31, 2001, EnergyNorth would have the option to terminate the Merger Agreement or to extend the closing date to be coterminous with the closing of the KeySpan Merger.

     1.4  Description of Eastern and EnergyNorth and Their Respective
          -----------------------------------------------------------
Subsidiaries.
------------

          a. Eastern Enterprises. Eastern conducts all of its business through
             -------------------
its operating subsidiaries. As indicated above, its gas utility subsidiaries are:

          o Boston Gas Company, which distributes natural gas to approximately 541,000 customers in Boston and 73 other cities and towns throughout eastern and central Massachusetts. Boston Gas has been wholly-owned by Eastern since 1929 and has been in the gas business for 177 years, making it the second oldest gas company in the United States.

          o Essex Gas Company, a regulated utility which distributes natural gas to approximately 43,000 customers in 17 cities and towns in an area of eastern Massachusetts that is contiguous to Boston Gas's service territory. Essex Gas has been in business for 147 years and was purchased by Eastern in September 1998.6

          o Colonial Gas Company, a regulated utility that distributes natural gas to approximately 158,000 customers in 24 communities located in northeastern Massachusetts (contiguous to Boston Gas's service territory) and on Cape Cod. Colonial Gas has been in business for 151 years. Eastern completed its acquisition of Colonial Gas on August 31, 1999.

     The facilities of Boston Gas, Essex Gas and Colonial Gas together include approximately 10,000 miles of mains and 598,000 service connections, all in Massachusetts, and liquefied natural gas (LNG) storage facilities located in Dorchester, Lynn, Salem, Haverhill, Tewksbury and South Yarmouth, Massachusetts. In 1999, the three companies delivered a total of 154 billion cubic feet ("Bcf") of gas, including gas sold on a "bundled" basis to retail customers and gas delivered to transportation-only customers. Most of the gas delivered on the Eastern system is derived from sources outside of New England, primarily the producing areas of Texas and Louisiana. Gas is delivered to the Eastern system by interstate pipelines pursuant to long-term contracts at rates approved by the Federal Energy Regulatory Commission ("FERC"). The Eastern companies currently have firm transportation agreements with Tennessee Gas Pipeline Company ("Tennessee"), Texas Eastern Transmission Corp. ("Texas Eastern"), Algonquin Gas


------------------------
6    See Eastern Enterprises, Holding Co. Act Release No. 26923 (September 30,
1998).

Transmission Company ("Algonquin") and several other upstream interstate pipelines. Boston Gas, Essex Gas and Colonial Gas are subject to regulation by the Massachusetts Department of Telecommunications and Energy ("MDTE") as to retail rates, transportation rates, affiliate transactions, securities issuances and other matters.

     The following table sets forth key financial information for Boston Gas, Colonial Gas and Essex Gas as of December 31, 1999 and for the year then ended:

------------ --------------- ------------------- ----------------- -------------
Company      Total Assets    Net Utility Plant    Operating Revs.   Net Income
                $mm                $mm                $mm              $mm
------------ --------------- ------------------- ----------------- -------------
Boston Gas     902.9              586.1               592.7            37.9
------------ --------------- ------------------- ----------------- -------------
Colonial Gas   584.0              283.7               176.7             7.2
------------ --------------- ------------------- ----------------- -------------
Essex Gas       97.2               83.6                44.1             5.9
------------ --------------- ------------------- ----------------- -------------


     Eastern's principal non-utility subsidiaries are:

     o Midland Enterprises Inc. ("Midland"), which is primarily engaged, through wholly-owned subsidiaries, in the operation of a fleet of towboats, tugboats and barges, principally on the Ohio River and Mississippi River and their tributaries, the Gulf Intracoastal Waterway and the Gulf of Mexico. Midland has been operating on the nation's inland waterways since 1925 and transports dry bulk commodities, a major portion of which is coal. Its principal barge line subsidiaries are The Ohio River Company, Orgulf Transport Co., Red Circle Transport Co. and Orsouth Transport Co. Approximately 87% of Midland's total operating revenues are derived from barge operations. Through other subsidiaries, Midland also performs repair work on marine equipment, operates coal dumping terminals and a phosphate chemical fertilizer terminal, and provides refueling and barge fleeting services.

     o Transgas Inc., an unregulated energy trucking company, which provides over-the-road transportation of liquefied natural gas, propane and other commodities. Transgas is the nation's largest over-the-road transporter of liquefied natural gas.

     o ServicEdge Partners, Inc., which offers heating, ventilation and air conditioning services, primarily to residential customers in eastern Massachusetts.

     o AMR Data Corporation, which sells automated meter reading equipment and provides related services and support, primarily to municipal utilities in New England.

     For the year ended December 31, 1999, Eastern reported consolidated gross revenues of $978,702,000, of which $690,809,000 (or 70.6%) were derived from regulated sales of gas and gas transportation, $267,269,000 (or 27.3%) from marine transportation (barge and river terminal operations) and $20,624,000 (2.1%) from other operations (primarily heating, ventilation and air conditioning services). In 1999, Eastern had net income of $55,093,000. At December 31, 1999, Eastern had $2,019,757,000 in total assets, including net utility plant of $953,502,000, net property, plant and equipment associated with marine operations of $323,439,000, and current assets of $323,807,000. At April 27, 2000, Eastern had issued and outstanding 27,146,678 shares of common stock, par value $1.00 per share. Eastern's shares are listed for trading on the New York, Boston and Pacific Stock Exchanges.

     b. EnergyNorth. EnergyNorth, a New Hampshire corporation, was incorporated
        -----------
in 1982. Its predominant subsidiary, ENGI, distributes natural gas to approximately 73,000 residential, commercial and industrial customers in 27 cities and towns in southern and central New Hampshire, including Nashua, Manchester, Concord and Laconia. This area encompasses approximately 922 square miles and has a total population of approximately 470,000. ENGI's service area in southern and central New Hampshire is contiguous to Colonial Gas's service area in Massachusetts and is within 30 to 85 miles of the greater Boston area. ENGI owns approximately 1,113 miles of distribution mains and 702 miles of service connections in this area. In September1999, ENGI was awarded the franchise to serve the city of Berlin, New Hampshire, a community of about 12,000 inhabitants which is located in the northern part of the state approximately 100 miles from the rest of ENGI's service area. ENGI has commenced service to a state-owned correctional institution and anticipates developing the system to serve other customers in Berlin and surrounding areas.

     Like Eastern's gas utility subsidiaries, ENGI purchases most of its gas from sources outside New England (chiefly the producing areas of Texas and Louisiana). All of the pipeline gas delivered to ENGI's principal system in southern and central New Hampshire is transported on the Tennnessee pipeline system. ENGI also purchases gas from Canadian sources, which is delivered by TransCanada PipeLines Ltd., Iroquois Gas Transmission System and Portland Natural Gas Transmission System. ENGI is subject to the regulatory supervision of the NHPUC as to gas sales and transportation rates, securities issuances and other matters.

     ENGI is also engaged directly in equipment rental and appliance and jobbing sales, all of which take place entirely within the state of New Hampshire.

     For the fiscal year ended September 30, 1999, ENGI reported consolidated operating revenues of $76,617,000, of which $75,729,000 (99%) represented utility gas service, and net income of $3,831,000. At September 30, 1999, ENGI had total assets of $150,757,000, including net utility plant of $113,730,000.

     EnergyNorth's principal non-utility subsidiaries are:

     o EnergyNorth Propane, Inc. ("ENPI"), which sells propane to over 15,300 customers in more than 150 communities located primarily within a 50-mile radius of Concord, New Hampshire. Propane distribution does not require a regulatory franchise. ENPI operates from separate headquarters and plant facilities that it owns in Concord, New Hampshire and has distribution centers in Bedford and Gilford, New Hampshire. Propane is transported in bulk supply by trucks to and from ENPI's distribution centers. ENPI owns a 49% interest in VGS Propane, LLC ("VGSP"), a joint venture with Northern New England Gas Corporation, which owns the other 51%. VGSP is a Vermont limited liability company, which provides propane service to approximately 10,000 customers in the state of Vermont. In August 1999, ENGI exercised an option to offer to sell its interest in VGSP to Northern New England Gas Corporation. This transaction is expected to close in late summer 2000.

     o ENI Mechanicals, Inc., which owns all of the outstanding stock of Northern Peabody, Inc. (NPI) and Granite State Plumbing and Heating, Inc. (GSPH). NPI and GSPH are mechanical contractors engaged in the design, construction and service of plumbing, heating, ventilation, air conditioning and process piping systems. They serve commercial, industrial and institutional customers in northern and central New England. NPI and GSPH operate from separate headquarters and facilities located in Manchester, New Hampshire and Goffstown, New Hampshire, respectively.

     o EnergyNorth Realty, Inc., which is engaged primarily in owning and leasing land and a building located at 1260 Elm Street in Manchester, New Hampshire, where EnergyNorth and all of its subsidiaries, except ENPI and ENMI, maintain corporate offices.

          o Broken Bridge Corp., which owns undeveloped land located in Concord, New Hampshire.

     For the fiscal year ended September 30, 1999, EnergyNorth reported consolidated operating revenues of $119,172,000, of which $76,617,000 (or 64.3%) represented revenues from utility operations, $11,164,000 (9.4%) revenues from propane sales, and $31,391,000 (26.3%) revenues from mechanical contracting services. Net income in fiscal year 1999 was $4,537,000. At September 30, 1999, EnergyNorth had $168,325,000 in total assets, including net utility plant of $113,730,000, net non-utility property of $8,049,000, and current assets of $28,420,000. As of April 27, 2000, EnergyNorth had issued and outstanding 3,322,903 shares of common stock, par value $1.00 per share. Its shares are listed and traded on the New York Stock Exchange.

     1.5. Principal Terms of the Amended Merger Agreement. As indicated, under
          -----------------------------------------------
the terms of the Amended Merger Agreement, Merger Sub, a wholly-owned subsidiary of Eastern, will merge with EnergyNorth, as a result of which EnergyNorth will become a wholly-owned subsidiary of Eastern. The Amended Merger Agreement sets forth the terms of two different merger structures that would apply depending upon whether the KeySpan Merger Agreement is terminated prior to the Effective Time of the Merger. The Effective Time is the date upon which the Merger is consummated by filing articles of merger with the Secretary of State of the State of New Hampshire following closing of the transaction. Either Eastern or EnergyNorth may terminate the Amended Merger Agreement if, among other things, the Merger has not been consummated by March 31, 2001 (subject to extension to September 30, 2001 if specified conditions precedent remain unsatisfied).

     If, as is expected, the Merger and the KeySpan Merger close contemporaneously, then Merger Sub will be merged with and into EnergyNorth, with EnergyNorth as the surviving corporation. In such case, each share of common stock of EnergyNorth issued and outstanding immediately prior to the Effective Time (other than treasury shares), will be canceled and extinguished and automatically converted into the right to receive $61.13 in cash, without interest. This amount is subject to increase if, for any reason, the consideration to be paid for each share of Eastern common stock in the KeySpan Merger is increased above $64.00 per share. Based on the number of shares of EnergyNorth common stock outstanding on March 20, 2000, the total consideration paid in the Merger (assuming no increase) would be approximately $203.1 million. The transaction would be fully taxable to EnergyNorth's shareholders in this case.

     If, on the other hand, the KeySpan Merger Agreement is terminated prior to the Effective Time, EnergyNorth will be merged with and into Merger Sub, with Merger Sub as the surviving corporation having all the rights, interests, and obligations of EnergyNorth. Merger Sub will change its name to "EnergyNorth, Inc." and remain a wholly-owned subsidiary of Eastern. ENGI will remain a wholly-owned subsidiary of "new" EnergyNorth.

     Under this merger structure, holders of EnergyNorth common stock will receive cash and common stock of Eastern having an expected aggregate value of approximately $182.7 million based on the number of shares of EnergyNorth common stock outstanding on March 20, 2000 and the reported share price of Eastern common stock on the NYSE on such date ($58.9375). The actual value will depend on the market price of Eastern common stock and the number of shares of EnergyNorth common stock outstanding on the date the Merger is completed. A total of 49.9% of the outstanding shares of EnergyNorth common stock will be exchanged for cash and the remainder will be exchanged for shares of Eastern common stock. Each share of EnergyNorth common stock exchanged for cash will entitle the holder to receive $47.00. Each share which is not exchanged for cash will entitle the holder to receive that number of shares of Eastern common stock having a value of $47.00 based on the average of the daily per share weighted averages of the trading prices of the Eastern common stock reported in the NYSE Composite Transactions over the ten trading day period ending on the third trading day before the effective date of the Merger, so long as that weighted average price is not less than $36.00 or higher than $44.00. If this average is less than $36.00, each share of EnergyNorth common stock not exchanged for cash will entitle the holder to receive approximately 1.3056 shares of Eastern common stock. On the other hand, if this average is higher than $44.00, each share of EnergyNorth common stock not exchanged for cash will entitle the holder thereof to receive approximately 1.0682 shares of Eastern common stock. Accordingly, if this average is below $36.00 or above $44.00, the actual value of the number of Eastern shares received for an EnergyNorth share would be less than or more than $47.00.

     Based on the average of the daily weighted average price per share of Eastern common stock on the NYSE for the ten trading day period ended on January 24, 2000 (which was above $44.00) and the number of shares of EnergyNorth common stock outstanding on March 20, 2000, Eastern would issue approximately 1,778,000 shares of its common stock in the Merger. The cash portion of the consideration would equal approximately $78 million. Based upon the number of shares of the two companies outstanding on March 20, 2000, EnergyNorth's shareholders would hold approximately 6.1% of Eastern's outstanding common stock following the Merger.

     The Merger of Eastern and EnergyNorth on a stand-alone basis (that is, assuming the KeySpan Merger Agreement is terminated before the Effective Time) has been structured to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, an EnergyNorth stockholder who exchanges his or her shares solely for Eastern common stock will not recognize any gain or loss. An EnergyNorth stockholder who receives a combination of cash and Eastern common stock in the Merger will not recognize any loss but will recognize gain, if any, in an amount equal to the lesser of the amount of the cash received and the total gain realized by such stockholder in the Merger. An EnergyNorth stockholder who receives only cash will recognize the full amount of any gain or loss. Under either Merger structure, the transaction will be accounted for by Eastern using the purchase method of accounting, under which the assets and liabilities of EnergyNorth, including intangible assets, will be recorded at their market values.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The estimated fees and expenses in connection with the proposed transaction are set forth in Exhibit J hereto.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     Sections 9(a) and 10 of the Act are applicable to the acquisition by Eastern of the voting securities of EnergyNorth. Section 3(a)(1) of the Act is applicable to Eastern's and EnergyNorth's exemption from registration under the Act.

     3.1. Compliance with Section 10.
          --------------------------

     The proposed transaction meets all the substantive requirements of Section 10 of the Act. Specifically, the Commission should find that the acquisition complies with subsections (c) and (f) of Section 10 on the basis of the following:

     a.   The Acquisition is Lawful Under Section 8 of the Act and Is Not
          ---------------------------------------------------------------
          Detrimental to the Carrying Out of the Provisions of Section 11.
          ---------------------------------------------------------------

     ENGI, Boston Gas, Colonial Gas and Essex Gas are all retail gas distribution companies, with no electric utility assets or operations. Further, the transaction will not be detrimental to the carrying out of the provisions of
Section 11 which, by its terms, applies only to registered holding companies. In this case, as discussed below, both Eastern and EnergyNorth will be exempt from registration under the Act pursuant to the "intrastate" exemption provided in
Section 3(a)(1).

     b.   The Acquisition Will Serve the Public Interest by Tending Toward the
          --------------------------------------------------------------------
          Economical and Efficient Development of an Integrated Public-Utility
          --------------------------------------------------------------------
          System.
          ------

     Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of EnergyNorth by Eastern "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . ." An "integrated public-utility system" is defined in Section 2(a)(29), to mean:

     (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     The gas utility operations of ENGI, when combined with those of Boston Gas, Colonial Gas and Essex Gas, will constitute an integrated gas utility system within the meaning of Section 2(a)(29)(B) of the Act. As the map attached as Exhibit E shows, the service areas of ENGI, Colonial Gas, Boston Gas and Essex Gas are contiguous (with the exception of a small portion of ENGI's service area in northern New Hampshire) and confined to a single area or region. Moreover, all four companies receive their natural gas supplies from substantially the same sources.

     As a result of the Merger, ENGI will be able to achieve cost reductions in the corporate and administrative areas through the elimination of redundant job functions. Specifically, the proposed Merger will provide an opportunity to consolidate finance, accounting, information services, marketing, human resources, public and shareholder relations and gas supply activities. Eastern and ENGI estimate the consolidation of the two companies will result in the reduction of 62 positions, including 47 management and 15 non-management positions. The direct wage and salary cost reductions associated with these positions is approximately $3.3 million annually. It is also estimated that the elimination of employee benefits associated with these positions would produce approximately $900,000 of additional annual cost savings.

     Moreover, the integration of corporate and administrative functions of Eastern and EnergyNorth is expected to reduce non-labor costs by approximately $1.5 million annually through the consolidation of overlapping or duplicative programs and expenditures relating to insurance, employee benefits administration, audit and consulting fees, shareholder services, information-systems expenses, advertising, vehicle expense, legal fees and banking and financing costs. Such cost savings will be available only because of the Merger and the resulting ability to coordinate certain corporate governance activities that are common to the operations of ENGI and Eastern's gas distribution operations. In total, therefore, it is estimated that operations and maintenance ("O&M") expense savings of $5.7 million annually are potentially attainable in the near term as a result of the Merger.

     In addition, the information technology employed by Eastern will provide an important tool for increasing the efficiency of ENGI's operations. Eastern has made significant investments in information technology, including software applications, hardware and infrastructure, which will be extended to the operations of ENGI as a result of the Merger. These investments have enhanced customer service, improved productivity and enabled the implementation of comprehensive customer-choice programs. Combining the information processing needs of ENGI with the gas distribution operations of Eastern will enable EnergyNorth to avoid incurring duplicate expenditures. ENGI will be able to avoid planned development and/or modification of a number of systems, including:
(1) software to automate the dispatch function; (2) an enterprise level reporting and data warehousing system to enhance management reporting; (3) an upgrade of the telephone system and call center; (4) an upgrade of the infrastructure to accommodate internet/intranet applications; (5) software for payroll/human resource functions; (6) software and conversion costs to automate the mapping functions; (7) development and implementation of disaster-recovery capability; (8) modifications to existing customer information-system and gas-supply systems to expand the customer choice program; and (9) replacement of the customer-information system. It is estimated that ENGI would have to incur costs of approximately $4.3 million on a stand-alone basis to implement and/or modify these necessary systems.

     c.   The Merger's Compliance with Relevant New Hampshire Law.
          -------------------------------------------------------

     As indicated, the Merger has been approved by the NHPUC under applicable provisions of the New Hampshire public utility code. A copy of the NHPUC's order approving the Merger, dated May 8, 2000, is filed herewith as Exhibit D-2.

     Under applicable New Hampshire corporation laws, the Merger requires approval by the Board of Directors, which has been given, and by the holders of a majority of all of the outstanding common stock of EnergyNorth. EnergyNorth's shareholders approved the Merger at EnergyNorth's annual meeting held on April 27, 2000.

     In addition, there is no basis for making any of the negative findings that would prevent approval of the proposed acquisition under subsection (b) of section 10, for the following reasons:

     d.   The Acquisition Will Not Tend Toward Any Interlocking Relations or
          ------------------------------------------------------------------
          Undue Concentration of Control of Public-Utility Companies.
          ----------------------------------------------------------

     Following the Merger, ENGI will be an indirect wholly-owned subsidiary of Eastern. As usual in holding company systems, Eastern and ENGI may have officers and directors in common, but that mode of common management of the integrated system of subsidiaries is not the sort of "interlocking relationship" that the Act is intended to prevent.

     The combined operations of ENGI, Boston Gas, Colonial Gas, and Essex Gas will operate in Massachusetts and a mostly contiguous area of New Hampshire and will be subject to effective regulation by the MDTE and NHPUC. Boston Gas, Colonial Gas, and Essex Gas together currently serve approximately 742,000 retail gas customers in 115 cities and towns in eastern and central

Massachusetts. The acquisition of ENGI will add only 72,600 customers to Eastern's existing system, representing a 10% increase in terms of the number of customers served. Eastern and its subsidiaries had total assets of $2,019,757,000 at December 31, 1999 and adjusted combined pro forma revenues of $1,108,977,000 for the twelve-month period ended December 31, 1999.7 The acquisition of EnergyNorth will represent an increase in size of Eastern of 11% or less based on such financial comparisons.

     e.   The Consideration To Be Paid Is Reasonable and Bears a Fair Relation
          --------------------------------------------------------------------
          to the Value of the Utility Assets Underlying the Securities To Be
          ------------------------------------------------------------------
          Acquired.
          --------

     As described in Item 1.5, above, the total consideration to be paid by Eastern for EnergyNorth will depend upon whether the KeySpan Merger Agreement is terminated prior to the Effective Time. In the stand-alone Merger structure (i.e., assuming the KeySpan Merger is terminated), EnergyNorth's shareholders will receive cash and common stock of Eastern having an expected aggregate value of approximately $182.7 million, based on the number of shares of EnergyNorth common stock outstanding on March 20, 2000 and a closing share price of Eastern common stock on such date of $58.9375. In the aggregate, this would represent a premium of approximately $84.1 million (or 85%) to EnergyNorth's shareholders, based on the closing price for EnergyNorth's shares on July 14, 1999, the day before the Merger was announced. If the Merger and the KeySpan Merger close contemporaneously, the aggregate cash consideration received by EnergyNorth's shareholders, assuming no adjustments, would be approximately $203.1 million, representing a premium to EnergyNorth's shareholders of about $104.5 million (or 106%), based on the closing price for EnergyNorth's shares on July 14, 1999.

     The purchase price resulted from arms-length negotiation and was deemed acceptable by EnergyNorth after EnergyNorth had had discussions with other potentially interested parties. In addition, the investment banking firm of Salomon Smith Barney has delivered an opinion to the Board of Directors of


------------------------
7    Unaudited pro forma revenues includes an adjustment to reflect a full year of Colonial Gas's operations.

EnergyNorth stating that, based on various financial comparisons, the consideration in the Merger will be fair to the stockholders of EnergyNorth from a financial point of view. Salomon Smith Barney's fairness opinion is appended to the Proxy Statement as Annex B.

     In addition, Eastern expects that ENGI's customers will benefit from an approximate 2.2% savings in their burner tip cost of gas as of the date of the Merger as a result of the combination of the operations of ENGI, Colonial Gas, Boston Gas, and Essex Gas. These gas cost savings will be passed through to ENGI customers through the regular semi-annual cost of gas adjustment that is reviewed and approved by the NHPUC. Under New Hampshire law, retail gas rates are regulated by the NHPUC, which has full power to examine transactions with affiliates and to allow or disallow intercompany costs and charges in the rate-setting process.8 Thus, the financial effect of the Merger on customers of ENGI is subject to effective regulation by the NHPUC.

     f.   The Acquisition Will Not Unduly Complicate the Capital Structure
          ----------------------------------------------------------------
          of Eastern's Holding-Company System and Will Not Be Detrimental
          ---------------------------------------------------------------
          to the Public Interest, the Interest of Investors or Consumers,
          ---------------------------------------------------------------
          or the Proper Functioning of the Holding-Company System.
          -------------------------------------------------------

     The Merger consideration will consist of either all cash or a combination of cash and shares of Eastern's single class of common stock, which is publicly-traded on the New York, Pacific, and Boston Stock Exchanges. There will be no preferred or senior securities of Eastern issued in the transaction. Following the Merger, EnergyNorth will be a wholly-owned subsidiary of Eastern, as Boston Gas, Colonial Gas and Essex Gas already are. Moreover, the transaction will be earnings neutral to Eastern's shareholders to the extent that cost savings related to Merger synergies are retained. The interests of gas consumers are protected by the jurisdiction of the NHPUC. Finally, as stated above, the


------------------------
8    See N.H. REV. STAT. ANN. CH.ss.ss.378:27 and 366:3 - 7 (1998).

acquisition will serve the public interest by promoting the economical and efficient development of an integrated gas utility system.

     Set forth below are summaries of the capital structures of Eastern and EnergyNorth as of December 31, 1999, and the pro forma consolidated capital structure of Eastern (assuming the Merger had occurred on December 31, 1999):

       Eastern and EnergyNorth Historical Consolidated Capital Structures
                              (dollars in millions)

                                 Eastern                EnergyNorth
                                -----------            --------------

Common stock equity           $754.6    53.2%          $52.6     43.2%

Preferred stock of subsidiary   26.5     1.8             --         0

Long-term debt                 515.2    36.3            45.6     37.4

Short-term debt */             123.3     8.7            23.6     19.4
                -              -----    ----            ----     ----

Total                       $1,419.6   100.0%         $121.8    100.0%

                Eastern Pro Forma Consolidated Capital Structure
                        (dollars in millions) (unaudited)

Common stock equity            $832.9              51.9%

Preferred stock of subsidiary    26.5               1.6

Long-term debt                  597.7              37.3

Short-term debt */              146.9               9.2
                -               -----              ----

Total                        $1,604.0             100.0%

     */ Includes current portion of long-term debt.


     As the foregoing shows, Eastern's pro forma consolidated common equity to total capitalization ratio of 51.9% will comfortably exceed the "traditionally acceptable 30% level."9 See Northeast Utilities, 50 S.E.C. at 440, n. 47. In


------------------------
9    Under section 7(d)(1) of the Act, the Commission generally has required a registered holding company system and its public-utility subsidiaries to maintain a 65/30 debt/common equity ratio, the balance generally being preferred equity. Such debt/equity capitalization requirement was included in Rule 52, as originally adopted, as applied to securities issued by public-utility subsidiaries, but was eliminated in 1992.

addition, the long-term debt securities of Boston Gas and Colonial Gas are currently rated at the investment grade level, as established by a nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934.10

     3.2 Exemption under Section 3(a)(1). Section 3(a)(1) provides that "unless
         -------------------------------
and except insofar as it finds the exemption detrimental to the public interest or the interests of investors or consumers" the Commission shall exempt from registration any holding company and every subsidiary thereof, if:

     such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly, or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.11

     Following the Merger, EnergyNorth will continue to be a holding company incorporated in New Hampshire, the same state in which its sole public utility subsidiary, ENGI, is incorporated and in which ENGI conducts all of its public utility operations. Accordingly, in its capacity as a holding company, EnergyNorth will be entitled to an exemption under Section 3(a)(1) of the Act.

     Following the Merger, ENGI will also be an indirect subsidiary of Eastern, a holding company organized in Massachusetts, which is the same state in which Eastern's current public utility subsidiaries are incorporated and in which they conduct all of their public utility operations. Nevertheless, based on the information presented below, the Commission should find that: (1) ENGI will not


------------------------
10   The long-term debt securities of Boston Gas and Colonial Gas are currently A-rated by Moody's and Standard & Poor's. Essex Gas and ENGI do not have any long-term debt ratings. Eastern cannot assess the likely impact of the KeySpan Merger on the Boston Gas and Colonial Gas debt ratings.

constitute a "material" public utility subsidiary of Eastern; and, (2) following the Merger, Eastern and its public utility subsidiaries will be "predominantly intrastate in character and carry on their business substantially in a single State," namely, Massachusetts.

     a.   Eastern Will Not Derive a Material Part of its Income from ENGI.
          ----------------------------------------------------------------

     In recent cases, the Commission has interpreted Section 3(a)(1) of the Act flexibly in order to permit exempt "intrastate" holding companies to acquire small out-of-state utilities without loss of their exemptions.12 In determining whether an out-of-state utility subsidiary is "material" for purposes of Section 3(a)(1), the Commission looks at all sources of a parent holding company's income.13 Thus, the Commission may determine a public utility subsidiary company's "materiality" for purposes of Section 3(a)(1) based on various criteria, including gross revenues, net operating revenue, utility assets, number of customers and volume of gas or electricity distributed or sold.

     Provided in the table below are the gross revenues, net operating revenues, net income, assets and numbers of customers of Eastern's current public utility subsidiaries (Boston Gas, Colonial Gas and Essex Gas) and ENGI, showing the contribution of ENGI to each category on a pro forma combined basis (before intercompany eliminations) for the years 1997, 1998, and 1999.


------------------------
11   The interstate character of an applicant's non-utility businesses is not considered in determining whether a holding company is entitled to an exemption under Section 3(a)(1). See Eastern Gas and Fuel Associates, 30 S.E.C. 834, 848 (n. 19) (1950).

12   See NIPSCO Industries, Inc., Holding Co. Act Release No. 26975, 69 SEC
Docket 245 (February 11, 1999) (hereinafter referred to as "NIPSCO").

13   69 SEC Docket at 255.

        COMPARISON OF ENGI TO COMBINED EASTERN GAS DISTRIBUTION UTILITIES
                                 (IN THOUSANDS)
----------------- ----------------------- ------------------------ ---------------------

                        Boston Gas             Colonial Gas             Essex Gas

----------------- ----------------------- ------------------------ ---------------------
                  1999     1998    1997   1999     1998    1997    1999    1998    1997
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
Revenues ($mm)    592.7    610.3   700.9  176.7    168.0   187.1   44.1    56.8    53.5
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
% of Pro Forma    66%      67%     68%    20%      18%     18%     5%      6%      5%
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
Net Operating     297.7    285.8   302.4  85.3     79.9    84.7    25.9    26.2    26.3
Revenues ($mm)
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
% of Pro Forma    66%      66%     67%    19%      19%     19%     6%      6%      6%
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
Net Income ($mm)  37.9     36.2    36.6   11.1     13.4    15.7    5.9     5.4     4.0
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
% of Pro Forma    65%      61%     58%    19%      23%     25%     10%     9%      6%
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
Assets ($mm)      902.8    859.2   878.2  345.0    385.1   373.5   97.2    97.9    92.7
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
% of Pro Forma    60%      57%     59%    23%      26%     26%     6%      7%      6%
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
Customers (000s)  541      535     530    158      155     150     43      44      42
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----
% of Pro Forma    67%      67%     67%    19%      19%     19%     5%      5%      5%
----------------- -------- ------- ------ -------- ------- ------- ------- ------- -----

-----------------  -------------------------- ------------------------- -------------------------

                       Total Eastern Gas                ENGI               Pro Forma Combined
                         Distribution
-----------------  -------------------------- ------------------------- -------------------------
                   1999     1998     1997     1999   1998      1997     1999     1998     1997
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
Revenues ($mm)     813.5    835.1    941.5    79.3   80.2      94.8     892.8    915.3    1,036.3
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
% of Pro Forma     91%      91%      91%      9%     9%        9%       100%     100%     100%
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
Net Operating      408.9    391.9    413.4    40.7   37.7      39.4     449.6    429.6    452.8
Revenues ($mm)
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
% of Pro Forma     91%      91%      91%      9%     9%        9%       100%     100%     100%
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
Net Income ($mm)   54.9     55.0     56.3     3.8    4.1       6.4      58.7     59.1     62.7
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
% of Pro Forma     94%      93%      90%      6%     7%        10%      100%     100%     100%
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
Assets ($mm)       1,345.0  1,342.2  1,344.4  158.0  142.6     136.4    1,503.0  1,484.8  1,480.8
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
% of Pro Forma     89%      90%      91%      11%    10%       9%       100%     100%     100%
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
Customers (000s)   742      734      722      73     70        68       815      804      790
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------
% of Pro Forma     91%      91%      91%      9%     9%        9%       100%     100%     100%
-----------------  -------- -------- -------- ------ --------- -------- -------- -------- -------

NOTES:

o Boston Gas, Colonial Gas, and ENGI as of 12/31. Essex Gas as of 12/31/99; period 12/1/97 to 12/31/98, excluding the month ending 9/30/98; and 8/31/97.
o Colonial Gas income excludes Transgas earnings and merger expenses, and Colonial Gas assets excludes non-utility capital assets, Transgas total assets (1998 and 1997) and net goodwill on Colonial Gas's books (1999).
o Boston Gas net earnings exclude unbilled revenue adoption in 1998. o ENGI excludes propane gas customers of EN Propane.

     Eastern will not derive a "material" part of its income from ENGI regardless of the financial yardstick used to compare size. ENGI's net operating revenues (the financial measurement which the Commission found to be "particularly appropriate" in NIPSCO) represents, on a pro forma basis, 9% of the combined net operating revenues of Eastern's utility subsidiaries in each of the three-years 1997 - 1999. In NIPSCO, the Commission considered pro forma percentages of 11.2%, 10.8%, and 10.8% over a three-year period not to be "material."14 Moreover, in this case, the other financial and operating comparisons of size are in the same range as the percentage based on net operating revenue (generally 9% or lower on average for the three years). In NIPSCO, these percentages were in some cases substantially higher.

     In NIPSCO, the Commission also considered the existence of affirmative state regulation to be a significant factor in its decision to grant an exemption under Section 3(a)(1) to a holding company seeking to acquire an out-of-state subsidiary.15 In this case, Eastern's agreement to acquire EnergyNorth has been approved by the NHPUC.

     b.   After the Acquisition of EnergyNorth, Eastern and its Utility
          -------------------------------------------------------------
          Subsidiaries Will Remain "Predominantly Intrastate In Character and
          -------------------------------------------------------------------
          Carry On Their Business Substantially" in Massachusetts.
          -------------------------------------------------------

     After the Merger, Eastern and its public utility subsidiaries will remain "predominantly intrastate in character and carry on their business substantially in a single State," namely, Massachusetts. The only out-of-state (i.e., non-Massachusetts) utility operations will be those conducted by ENGI. As the table above shows, Eastern will derive about 9%, on average, of its pro forma net utility operating revenues from operations outside of Massachusetts, which is substantially lower than the 13.2% that the Commission found acceptable in NIPSCO.


------------------------
14   69 SEC Docket at 256.

15   Id.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     The NHPUC has approved the Merger and certain other matters in connection therewith. Included with this Application/Declaration as Exhibit D-1 is a copy of the joint Petition filed by ENGI, Eastern and KeySpan, dated December 3, 1999, with the NHPUC. The NHPUC order approving the Merger, dated May 8, 2000, is filed as Exhibit D-2.16 The proposed Merger is also subject to the satisfaction of the applicable notification and waiting period requirements under the H-S-R Act. No other state regulatory commission and no other federal commission (other than this Commission) has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE.
          ---------

     Eastern requests that the Commission issue an order approving the Merger as soon as its rules allow. It is also requested that the Commission's order confirm that Eastern will continue to be exempt from registration under the Act pursuant to Section 3(a)(1) of the Act following the Merger, and, as well, that EnergyNorth will continue to be entitled to exemption under Section 3(a)(1) in its capacity as a holding company.

     The applicants (i) waive a recommended decision by an administrative law judge or other responsible officer of the Commission, (ii) hereby specify that the Division of Investment Management may assist in the preparation of the Commission's decision, unless such Division opposes the matters proposed herein, and (iii) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.


------------------------
16   The NHPUC order approved Eastern's acquisition of ENGI, as well as
KeySpan's indirect acquisition of ENGI.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.
               --------

          A-1 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended through April 27, 1989 (Incorporated herein by reference to Exhibit 3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989 in File No. 1-2297) (Previously filed).

          A-2 By-laws of Eastern, as amended through February 24, 1999 (Incorporated herein by reference to Exhibit 2.3 to Eastern's Annual Report on Form 10-K for the year ended December 31, 1998 in File No. 1-2297) (Previously filed).

          A-3 Articles of Incorporation of EnergyNorth, as amended February 22, 1996 (Incorporated herein by reference to Exhibit 3.1 to EnergyNorth's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 in File No. 1-11441) (Previously filed).

          A-4 By-Laws of EnergyNorth, as amended February 3, 1999 (Incorporated herein by reference to Exhibit 4 to EnergyNorth's Post-Effective Amendment No. 2 to Registration Statement on Form S-3, dated November 21, 1996 in File No. 33-58127) (Previously filed).

          B-1 Agreement and Plan of Reorganization, dated as of July 14, 1999 (Incorporated herein by reference to Exhibit 2.0 to EnergyNorth's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 in File No. 1-11441) (Previously filed).

          B-2 Amendment No. 1 to Agreement and Plan of Reorganization, dated as of November 4, 1999 (Incorporated herein by reference to Exhibit 2.1 to EnergyNorth's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 in File No. 1-11441) (Previously filed).

          C-1 Registration Statement on Form S-4, including all financial statements and exhibits thereto, with respect to common stock of Eastern (including the Preliminary Proxy Statement of EnergyNorth) (Incorporated by reference to File No. 333-95693) (Previously filed).

          C-2 Definitive Proxy Statement of EnergyNorth on Schedule 14A (Incorporated by reference to File No. 001-11441).

          D-1 Joint Petition of ENGI, Eastern and KeySpan filed with the New Hampshire Public Utilities Commission, dated December 3, 1999 (Previously filed).

          D-2 Copy of order of New Hampshire Public Utilities Commission, dated May 8, 2000.

          E Map of service territories of ENGI, Colonial Gas, Boston Gas, and Essex Gas. (Paper format filing) (Previously filed).

          F         Opinion of Counsel. (To be filed by amendment).

          G-1 Financial Data Schedule, per book. (To be filed by amendment).

          G-2 Financial Data Schedule, pro forma. (To be filed by amendment).

          H Proposed Form of Federal Register Notice. (Previously filed).

          I-1 Organizational Chart of Eastern and Subsidiaries. (Previously filed).

          I-2 Organizational Chart of EnergyNorth and Subsidiaries. (Previously filed).

          J         Schedule of Estimated Fees, Commissions and Expenses.
                    (Previously filed).

          K         Non-Utility Subsidiaries of Eastern and EnergyNorth.

          B.   FINANCIAL STATEMENTS.
               --------------------

          FS-1 Consolidated Balance Sheet of Eastern and Subsidiaries as of December 31, 1999 (Incorporated herein by reference to Eastern's Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 1-2297).

          FS-2 Consolidated Statement of Operations of Eastern and Subsidiaries for the year ended December 31, 1999 (Incorporated herein by reference to Eastern's Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 1-2297).

          FS-3 Consolidated Balance Sheet of Eastern and Subsidiaries as of March 31, 2000 (Incorporated herein by reference to Eastern's Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 1-2297).

          FS-4 Consolidated Statement of Operations of Eastern and Subsidiaries for the period ended March 31, 2000 (Incorporated herein by reference to Eastern's Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 1-2297).

          FS-5 Consolidated Balance Sheet of Boston Gas and Subsidiaries as of December 31, 1999 (Incorporated herein by reference to Boston Gas' Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 2-23416).

          FS-6 Consolidated Statement of Earnings of Boston Gas and Subsidiaries for the year ended December 31, 1999 (Incorporated herein by reference to Boston Gas' Annual

                    Report on Form 10-K for the year ended December 31, 1999 in File No. 2-23416).

          FS-7 Consolidated Balance Sheet of Boston Gas and Subsidiaries as of March 31, 2000 (Incorporated herein by reference to Boston Gas' Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 2-23416).

          FS-8 Consolidated Statement of Earnings of Boston Gas and Subsidiaries for the period ended March 31, 2000 (Incorporated herein by reference to Boston Gas' Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 2-23416).

          FS-9 Consolidated Balance Sheet of Colonial Gas and Subsidiaries as of December 31, 1999 (Incorporated herein by reference to Colonial Gas' Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 0-10007).

          FS-10 Consolidated Statement of Earnings of Colonial Gas and Subsidiaries for the year ended December 31, 1999 (Incorporated herein by reference to Colonial Gas' Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 0-10007).

          FS-11 Consolidated Balance Sheet of Colonial Gas and Subsidiaries as of March 31, 2000 (Incorporated herein by reference to Colonial Gas' Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 0-10007).

          FS-12 Consolidated Statement of Earnings of Colonial Gas and Subsidiaries for the period ended March 31, 2000 (Incorporated herein by reference to Colonial Gas' Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 0-10007).

          FS-13 Consolidated Balance Sheet of Essex Gas and Subsidiaries as of December 31, 1999 (Incorporated herein by reference to Essex Gas' Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 1-8154).

          FS-14 Consolidated Statement of Earnings of Essex Gas and Subsidiaries for the year ended December 31, 1999 (Incorporated herein by reference to Essex Gas' Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 1-8154).

          FS-15 Consolidated Balance Sheet of Essex Gas and Subsidiaries as of March 31, 2000 (Incorporated herein by reference to Essex Gas' Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 1-8154).

          FS-16 Consolidated Statement of Earnings of Essex Gas and Subsidiaries for the period ended March 31, 2000 (Incorporated herein by reference to Essex Gas' Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 1-8154).

          FS-17 Consolidated Balance Sheet of Midland and Subsidiaries as of December 31, 1999 (Incorporated by reference to Midland's Annual Report on Form 10-K for the year ended December 31, 1999 in File No.2-39895).

          FS-18 Consolidated Statement of Earnings of Midland and Subsidiaries for the year ended December 31, 1999 (Incorporated by reference to Midland's Annual Report on Form 10-K for the year ended December 31, 1999 in File No.2-39895).

          FS-19 Consolidated Balance Sheet of Midland and Subsidiaries as of March 31, 2000 (Incorporated by reference to Midland's Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No.2-39895).

          FS-20 Consolidated Statement of Earnings of Midland and Subsidiaries for the period ended March 31, 2000 (Incorporated by reference to Midland's Quarterly Report on Form 10-K for the period ended March 31, 2000 in File No.2-39895).

          FS-21 Balance Sheet of ServicEdge Partners, Inc. as of December 31, 1999. (Filed confidentially pursuant to Rule 104).

          FS-22 Income Statement of ServicEdge Partners, Inc. for the year ended December 31, 1999. (Filed confidentially pursuant to Rule 104).

          FS-23 Balance Sheet of Transgas Inc. as of December 31, 1999. (Filed confidentially pursuant to Rule 104).

          FS-24 Income Statement if Transgas Inc. for the year ended December 31, 1999. (Filed confidentially pursuant to Rule
                    104).

          FS-25 Consolidated Balance Sheet of EnergyNorth and Subsidiaries as of September 30,1999 (Incorporated herein by reference to EnergyNorth's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 in File No. 1-11441).

          FS-26 Consolidated Statement of Income of EnergyNorth and Subsidiaries for the fiscal year ended September 30, 1999 (Incorporated herein by reference to EnergyNorth's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 in File No. 1-11441).

          FS-27 Consolidated Balance Sheet of EnergyNorth and Subsidiaries as of March 31, 2000 (Incorporated herein by reference to EnergyNorth's Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 1-11441).

          FS-28 Consolidated Statement of Income of EnergyNorth and Subsidiaries for the period ended March 31, 2000 (Incorporated herein by reference to EnergyNorth's Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 1-11441).

          FS-29 Balance Sheet of ENGI as of September 30,1999 (Incorporated herein by reference to ENGI's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 in File No. 000-25305).

          FS-30 Statement of Income of ENGI for the fiscal year ended September 30, 1999 (Incorporated herein by reference to ENGI's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 in File No. 000-25305).

          FS-31 Balance Sheet of ENGI as of March 31, 2000 (Incorporated herein by reference to ENGI's Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 000-25305).

          FS-32 Statement of Income of ENGI for the period ended March 31, 2000 (Incorporated herein by reference to ENGI's Quarterly Report on Form 10-Q for the period ended March 31, 2000 in File No. 000-25305).

          FS-33 Consolidated Balance Sheet of ENI Mechanicals, Inc. as of September 30, 1999. (Filed confidentially pursuant to Rule
                    104).

          FS-34 Consolidated Statement of Income of ENI Mechanicals, Inc. for the fiscal year ended September 30, 1999. (Filed confidentially pursuant to Rule 104).

          FS-35 Balance Sheet of ENPI as of September 30, 1999. (Filed confidentially pursuant to Rule 104).

          FS-36 Statement of Income of ENPI for the fiscal year ended September 30, 1999. (Filed confidentially pursuant to Rule
                    104).

          FS-37 Form U-3A-2 Statements filed by EnergyNorth for the years ended December 31, 1999, December 31, 1998 and December 31, 1997 (Incorporated herein by reference to File No. 69-273).

          FS-38 Unaudited Pro Forma Combined Balance Sheet of Eastern and EnergyNorth as of December 31, 1999 (Included in Exhibit C-2 hereto).

          FS-39 Unaudited Pro Forma Combined Statements of Operations of Eastern and EnergyNorth for the twelve months ended December 31, 1999 and December 31, 1998, respectively (Included in Exhibit C-2 hereto).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     The proposed transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The proposed transaction will not result in changes in the operation of the applicant or its subsidiaries that will have an impact on the environment. Eastern is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                        EASTERN ENTERPRISES


                                        By:  /s/ Walter J. Flaherty
                                           ------------------------------------
                                        Name:  Walter J. Flaherty
                                        Title: Executive Vice President and
                                               Chief Financial Officer

                                        ENERGYNORTH, INC.

                                        By:  /s/ Michelle L. Chicoine
                                           ------------------------------------
                                        Name:  Michelle L. Chicoine
                                        Title: Executive Vice President

Date:    June 1, 2000